

David Sands · 3rd

Founder & Head of Product at RIZOME

Pahoa, Hawaii, United States · 123 connections · Contact info

RIZOME RIZOME

University of Florida

Featured



Regenerative Bamboo Refugee Camps
Medium

Bamboo is a key in mitigating the refugee crisis



The Cities of the Future will be made of Bamboo
Medium

Introducing RIZOME



Bam
Medi

Why
Bam

Activity

129 followers

Posts David created, shared, or commented on in the last 90 days are displayed here.

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Experience

RIZOME

Founder & Head of Product
RIZOME
2013 – Present · 8 yrs
Hawaii, United States

CoFounder, Chief Architect & Managing Member
Bamboo Living / BambooTechnologies LLC
1995 – Present · 26 yrs
Hawaii, United States

We manufacture beautiful buildings of structural bamboo that are approved by the building codes and are engineered to withstand both hurricanes and earthquakes.

Kripalu

Chairman
Kripalu Center for Yoga and Health
1995 – 2004 · 9 yrs

Education

UF UNIVERSITY of FLORIDA

University of Florida
MA, Architecture
1973 – 1981

Skills & endorsements

Sustainability · 12


Endorsed by **Simon Fjell, who is highly skilled at this**

Construction · 9


Endorsed by **Nabil Taha, Structural Engineer, who is highly skilled at this**

Sustainable Architecture · 7

Frank Connelly and 6 connections have given endorsements for this skill

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